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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                AMENDMENT NO. 2 (FINAL AMENDMENT)  TO SCHEDULE 13E-3

                                 (RULE 13e-100)

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     SPIROS DEVELOPMENT CORPORATION II, INC.
                              (Name of the Issuer)

                           DURA PHARMACEUTICALS, INC.
                     SPIROS DEVELOPMENT CORPORATION II, INC.
                      (Name of Person(s) Filing Statement)

                CALLABLE COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  848936 10 0
                      (CUSIP Number of Class of Securities)

                                  CAM L. GARNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           DURA PHARMACEUTICALS, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553

                               DAVID S. KABAKOFF
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     SPIROS DEVELOPMENT CORPORATION II, INC.
                               7475 LUSK BOULEVARD
                           SAN DIEGO, CALIFORNIA 92121
                                 (858) 457-2553

                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications on
                      Behalf of Person(s) Filing Statement)

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                                   Copies to:
FAYE H. RUSSELL                         JOSEPH J. GIUNTA
RICHARD S. CHERNICOFF                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
BROBECK, PHLEGER & HARRISON LLP         300 SOUTH GRAND AVENUE
12390 EL CAMINO REAL                    LOS ANGELES, CALIFORNIA  90071-3144
SAN DIEGO, CALIFORNIA  92130            (213) 687-5000
(858) 720-2500

This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. /X/ The filing of a registration statement under the Securities Act of 1933.
c. / / A tender offer.
d. / / None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

                            CALCULATION OF FILING FEE
         Transaction Valuation (1) $87,978,620 Amount of Filing Fee: $17,596

/X/      Check box if any part of the fee is offset as provided by Rule
11(a)(2) and identify the filing with which the offsetting fee was previously paid.

         Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

         Amount Previously Paid: $16,391(2) Filing Parties: Dura
Pharmaceuticals, Inc.

         Form or Registration No.: 333-35512 Schedule Date Filed: April 25, 2000

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         (1) Estimated solely for the purpose of determining the filing fee in accordance with Exchange Act Rule 0-11(b), based on the average of the high and low prices for shares of the Issuer as reported by The Nasdaq Stock Market on April 18, 2000.

         (2) Represents the fees paid by Dura Pharmaceuticals, Inc. in connection with the filing of its registration statement on Form S-4 on April 25, 2000.

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                                  INTRODUCTION


         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 is being filed as the Final Amendment with the Securities and Exchange Commission (the "SEC") by Dura Pharmaceuticals, Inc. ("Dura") and Spiros Development Corporation II, Inc. ("Spiros Corp. II") with respect to the merger of Starfish Acquisition Corp., Inc., a wholly owned subsidiary of Dura, into Spiros Corp. II.

ITEM 15.  ADDITIONAL INFORMATION.

         At the special meeting of stockholders of Spiros Corp. II held on August 31, 2000, the stockholders of Spiros Corp. II approved the merger agreement and the merger. None of the stockholders of Spiros Corp. II perfected their dissenters' appraisal rights under Section 262 of the Delaware General Corporation Law.

         On August 31, 2000, the merger became effective upon the filing with the Secretary of State of the State of Delaware a Certificate of Merger. As a result of the merger, each share of callable common stock of Spiros Corp. II issued and outstanding immediately prior to the merger (other than shares held by Spiros Corp. II as treasury stock or Starfish Acquisition Corp., Inc., which were automatically cancelled and retired) was converted into the right to receive $13.25 in cash and a five-year warrant with a calculated value of $3.22 to purchase 0.19 shares of Dura common stock exercisable at $17.94 per share. The total consideration to be paid under the merger agreement will be approximately $106 million, or $16.47 per share of Spiros Corp. II callable common stock.


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                                   SIGNATURES


         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                           DURA PHARMACEUTICALS, INC.


                           By:  /s/ Mitchell R. Woodbury
                               ------------------------------------------------
                               Name:  Mitchell R. Woodbury
                               Title: Senior Vice President and
                                      General Counsel
                               Dated: October 3, 2000


                           SPIROS DEVELOPMENT CORPORATION II, INC.


                           By:  /s/ Erle Mast
                               ------------------------------------------------
                               Name:  Erle Mast
                               Title: Vice President and Chief
                                      Financial Officer
                               Dated: October 3, 2000